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February 12, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Identifies High Grade Mineralization Adjacent to San Francisco Mine;
Drills 14 metres of 8.0 g/t gold and 29 metres of 3.5 g/t gold

Timmins Gold Corp. (“Timmins Gold” or “the Company”), is pleased to announce that recent diamond drilling at its flagship San Francisco Mine, Sonora state, Mexico, has confirmed the presence of at least three, high-grade, sub-parallel, gold bearing structures, all of which are located approximately 50-100 metres from surface along the south wall of the current open pit. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip. Select results include: 4.5 m averaging 5.5 g/t Au at 9 m downhole (TFD-153); and 3.0 m averaging 6.2 g/t Au at 6 m downhole (TFD-160).

CEO Bruce Bragagnolo commented: “Results from our drill programs underneath and along the edge of the San Francisco pit indicate the potential to increase the mineral reserves and resources at San Francisco and also improve our average grade. The drilling beneath the pit has confirmed our geological theory that the high grade structures are relatively continuous along the south wall of the pit and may extend along strike underneath the ultimate pit design. It also appears that these structures may extend beyond the eastern edge of the pit. The proximity of the mineralization to the existing pit suggests that it may be accessible by means of limited underground development from the current open pit. Given the size and grade of the structures, underground mining at the pit may offer significant economic benefits, which our technical staff will continue to evaluate during 2015.”

Additionally, the Company carried out an RC drill program adjacent to existing pit operations which has supported the interpretation of the underground structures and which demonstrates the potential for higher near-term open-pit grades at current operations. Select results include: 29.0 m averaging 3.5 g/t Au at 18 m downhole (TF-3609); and 13.8 m averaging 8.0 g/t Au at 46 m downhole (TF-3594).

For a complete summary of the drill results, please reference:
http://timminsgold.com/_resources/pdfs/sf_pit_drilling_data_2014.pdf

Figure 1 – Plan view of 2014 SF Pit Core and RC Drill Program (yellow = highlight results)

San Francisco Pit South Wall Diamond Drilling

During the last quarter of 2014, the Company completed 2,172 m in 20 diamond drill (core) holes evaluating the area immediately south of the current pit. The drilling was designed to follow up on the theory of Timmins Gold geological staff that the orogenic nature of the deposit may provide the potential for the discovery of high grade feeders. Previous drill results have indicated the presence of high grade structures proximal to and down dip of the existing pit. Select results (all true width) include:

Drill Hole No.	Depth (m)	Section Line	Mineral Intersections
			From (m)	To (m)	Width (m)	Au g/t
TFD-153	61.80	960W	9.00	13.50	4.50	5.544
		Includes	12.00	13.50	1.50	14.000
TFD-154	71.00	960W	39.50	49.50	10.00	1.630
		Includes	41.00	45.50	4.50	3.278
TFD-155	130.40	1060W	47.50	50.50	3.00	2.869
TFD-156	101	1020W	6.00	7.50	1.50	2.493
		And	77.00	81.20	4.20	2.464
		Includes	78.50	80.00	1.50	6.668
TFD-157	151.5	1120W	48.50	51.00	2.50	3.413
		Includes	48.50	49.50	1.00	4.961
		And	54.00	55.50	1.50	2.860
TFD-158	100.80	980W	31.80	43.82	12.00	1.480
		Includes	33.30	34.80	1.50	7.758
		And	37.80	39.30	1.50	2.055
TFD-160	100.80	1082W	0.00	9.00	9.00	2.655
		Includes	6.00	9.00	3.00	6.236
TFD-163	121.90	980W	21.40	22.90	1.50	4.500
TFD-169	122.00	1120W	48.50	51.50	3.00	2.101
		Includes	50.00	51.50	1.50	3.926
TFD-170	101.00	1040W	62.00	66.50	4.50	2.190
		Includes	62.00	63.50	1.50	5.400

Drilling was oriented along rough NE section lines spaced 50 to 100 m apart. Predominantly vertical holes were drilled to test the continuity of mineralization from surface to below the current pit. Grades and widths intersected by the recent drilling compare well to the historical data.

Interpretation by Company geologists has identified three distinct structural zones in the southern wall of the San Francisco pit that remain open at depth. The lenses average approximately 4 m in thickness, lie within 50 to 100 m of the current open pit limit, and dip between 30 to 45 degrees to the N-NE. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip (this does not include the down dip extensions of the lenses, which have not yet been drilled sufficiently to warrant interpretation).

Fig 2 – 3D schematic of high-grade south wall structures (markers indicate drill intercepts)

A portion of the high-grade mineralization may extend into the ultimate open-pit design. The Company has initiated trade off studies to evaluate the economic benefits that may result from underground exploitation of the south wall. The Company plans to continue evaluating the south wall area during 2015.

Figure 3 – San Francisco South Wall – Conceptual Potential Underground Access

In-pit RC drilling

Timmins completed 9,046 m of drilling in 73 reverse circulation (“RC”) holes at various locations throughout the pit. These holes were designed to provide additional information to support operations and also to test areas where prior positive drill results warranted follow-up drilling. Select results (not true width) include:

Drill Hole No.	Depth (m)	Section Line	Mineral Intersections
			From (m)	To (m)	Width (m)	Au g/t
TF-3579	100.58	680W	22.86	39.62	16.76	2.053
		Includes	27.43	28.96	1.52	7.032
		Includes	33.53	39.62	6.10	3.378
TF-3586	42.67	740W	6.10	10.67	4.57	10.903
		Includes	6.10	9.14	3.05	16.122
		And	30.48	33.53	3.05	2.175
		Includes	30.48	32.00	1.52	3.005
TF-3598	170.69	280W	35.05	48.77	13.72	0.907
		Includes	38.10	39.62	1.52	2.133
		And	108.20	112.78	4.57	0.941
		And	141.73	149.35	7.62	2.826
		Includes	146.30	149.35	3.05	6.451
TF-3609	94.49	520W	18.29	47.24	28.96	3.529
		Includes	25.91	27.43	1.52	3.149
		Includes	41.15	42.67	1.52	37.100
TF-3618	161.54	700W	68.58	83.82	15.24	5.323
		Includes	71.63	73.15	1.52	51.600
		And	138.68	140.21	1.52	0.913
TF-3594	140.21	460W	45.72	59.44	13.75	7.999
TF-3595	182.88	460W	129.54	156.97	27.43	1.420

The 2014 RC drilling program, carried out adjacent to current operations, was very encouraging. Several holes intercepted significant mineralization over good widths at relatively shallow distances from surface. This could indicate the potential for an improvement in grades in near-term operations. Holes TF-3594 and TF-3595 are of particular interest since they were drilled to the east of the pit in an area with relatively little historical information. They indicate the potential for the high grade structures from the south wall to extend upwards to the eastern wall of the pit and are potentially the extension of the original San Francisco gold vein. This lends further support to the interpretation of the high-grade structures at the south wall (as described in the above section).

Quality Control / Quality Assurance:

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the Company’s geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 1 to 1.5 m in length. Reverse circulation chips are sampled in the filed under the supervision of the geologist over regular intervals of 1.5 meters, cutting are collected from the cyclone discharge and the are passed through a riffle splitter to produce a final sample to send to the lab of approximately 6-9 kilos, the reject material is placed in plastic rice bags with the sample tag and stored on site, a witness of similar size to the final samples sent to the lab is also stored for future checks, if is needed. Samples are prepared at the ACME and ALS Labs facilities in Hermosillo and analyzed using a standard fire assay with a 50 gram pulp and Atomic Absorption (AA) finish at the same labs in Vancouver, Canada. Check assays were sent to each lab and were cross referenced and results verified.

Technical Information & Qualified Person Notes

This news release was prepared and reviewed by Jose Vizquerra-Benavides, CPG (AIPG), a Director of the Company, and Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, both of whom are recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101. The news release was also prepared and reviewed by Miguel Soto, P. Geo. Eng., Vice-President of the Company. Mr. Vizquerra-Benavides, Mr. Singh, and Mr. Soto have read and approved the contents of this news release.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.